SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JANUARY 30TH, 2012

DATE, TIME AND PLACE: On January 30th, 2012, at 11:30 am, at the head offices of TIM Participações S.A. (“Company”), located at Avenida das Américas, No. 3,434, Building 1, 7th floor – part, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of the Company was held at the date, time and place above mentioned, with the presence of Messrs. Manoel Horacio Francisco da Silva, Luca Luciani, Andrea Mangoni, Oscar Cicchetti, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian and Carmelo Furci, either in person or by means of audio-conference, as provided in paragraph 2, section 25 of the Company’s By-laws. It shall be recorded hereby the justified absence of Messrs. Gabriele Galateri di Genola e Suniglia and Stefano de Angelis. The meeting was also attended by Messrs. Claudio Zezza, Chief Financial Officer, Roger Sole Rafols, Chief Marketing Officer, Paolo Stoppaccioli, Human Resources Officer, Mario Girasole, Regulatory Affairs Officer, Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer, and Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) Relevant notices to the Board of Directors – activities carried out by the Internal Control and Corporate Governance Committee; (2) To resolve on the conditions related to the disbursement of the long term financing agreement between European Investment Bank and TIM Celular S.A., as established in the Board of Directors’ meeting held on November 28th, 2011; (3) To resolve on the execution of the agreement between TIM Celular S.A. and Apple Incorporation; (4) To resolve on the composition of the management of TIM Celular S.A.; (5) Other subjects related to the items of the agenda or even of general interest to the Company.

RESOLUTIONS: Upon review and discussion of the matters included on the Agenda and its related documents, which shall be duly filed in the Company’s headquarters, the Board Members resolved to, by unanimous decision: (1) The Chairman of the Board of Directors informed that the meeting of the Internal Control and Corporate Governance Committee, initially schedule to be hold today, shall be held at a future date and the activities performed shall be timely informed to the Board Members; (2) (2.1) Approve the conditions related to the disbursement of the long term financing agreement, executed on December 29th 2011, between European Investment Bank (“EIB”) and TIM Celular S.A. (“TCEL”), as well as a hedge transaction to cover the exchange rate risk, and ratify all acts practiced previously, according to the approval and recommendation of the Board of Directors’ Meeting held on November 28th 2011, in accordance with the documents presented and filed in the Company’s headquarter; (2.2) Approve the conditions of the Guarantee Agreement that shall be executed between EIB and the Company, in accordance with the long term financing agreement mentioned above, as well as ratify all acts practiced previously; (2.3) Approve the execution, by the Company and/or by TCEL, of a counter guarantee agreement with a group of banks that shall be selected by the Company to cover the financing agreement executed with the EIB. The guarantee agreement shall be for the entire amount and term contracted. In this way, the Company’s Board of Officers and/or attorneys-in-fact of the Company, or its subsidiaries, duly designated and with specific powers, are authorized to practice all acts and take all necessary and mandatory measures to the execution of the agreements or authorization statements related to the operations above; (3) Approve the execution of the Amendment and Consolidated iPhone Agreement between TCEL and Apple Incorporation, according with the material presented and filed in the Company’s headquarter (SAS 289/2012); (4) Appoint pursuant to subparagraph XXIII, section 22 of the Company’s By-laws, the management of TCEL, a wholly-owned subsidiary of the Company, to the biennium 2012-2014, according to the following: (4.1) Messrs. Luca Luciani, Claudio Zezza, Lorenzo Federico Zanotti Lindner, Antonino Ruggiero, Daniel Junqueira Pinto Hermeto, Mario Girasole and Roger Sole Rafols shall be reelected to their same positions; (4.2) to elect to the position of Legal Officer of TCEL, Mr. Jaques Horn, Brazilian citizen, married, lawyer, bearer of the Identity Card No. 70.654, issued by the Brazilian Bar Association - Rio de Janeiro Chapter (OAB/RJ), enrolled before the federal taxpayer roll (CPF/MF) under No. 846.062.237-15, domiciled at Avenida das Américas, No. 3,434, Building 1, 5th floor, Barra da Tijuca, in the City and State of Rio de Janeiro; and (4.3) due to the resolutions above and after the subject being taken into resolution on the TCEL’s Shareholders’ Meeting, the Board of Executive Officers of TCEL shall be composed by Messrs. Luca Luciani (Chief Executive Officer), Claudio Zezza (Chief Financial Officer), Lorenzo Federico Zanotti Lindner (Chief Operations Officer), Antonino Ruggiero (Wholesale Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory Affairs Officer), Roger Sole Rafols (Chief Marketing Officer) and Jaques Horn (Legal Officer), with mandate until the Shareholders` Meeting of TCEL that shall be held on the year 2014; (5) Regarding the other subjects of general interest to the Company, the Board Members resolved to: (5.1) Acknowledge the progress of negotiations concerning the replacement of the lease agreement, now in force, of the property where is installed the Polo Industrial de Santo André, into a surface right agreement; and (5.2) Acknowledge the announcement of the public consultation of the 4G frequency’s public bidding.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members. Directors: Messrs. Manoel Horacio Francisco da Silva, Luca Luciani, Andrea Mangoni, Oscar Cicchetti, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian and Carmelo Furci.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), January, 30th, 2012.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: January 30, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.